Standard Drillings, Inc.
1640 Terrace Way
Walnut Creek, CA  94597

telephone (925) 938-0406

August 12, 2009

‘CORRESP’

Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2008
Filed March 25, 2009
File No. 000-51569

Attention:	John Reynolds, Assistant Director
Yolanda Guobodia
Nasreen Mohammed
Edwin S. Kim
David Link

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 29, 2009 on the above-referenced filing.  The Company respectfully requests an extension of the time period to respond to such comment letter to August 24, 2009.

Sincerely,

David S. Rector
Chief Executive Officer